UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Ad.Venture Partners, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00516Q109
(CUSIP Number)
AILI Holding Corp.
c/o Mark Leben
333 Stanley Avenue
Brooklyn, NY 11207
718-566-7763
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 13, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00516Q109

1	NAMES OF REPORTING PERSONS: I.R.S. Identification No(s). of above person(s) (entities only) AILI Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DE

	7	SOLE VOTING POWER:

NUMBER OF		1,640,707

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,640,707

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,640,707

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.6% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1Percentage is calculated under applicable SEC regulations based on 11,249,997 shares of common stock outstanding as reported in Issuer’ s Registration Statement on Form S-4/A filed on August 9, 2007.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
EXHIBIT INDEX
EX-99.1: SECURED PROMISSORY NOTE
EX-99.2: ESCROW AGREEMENT
EX-99.3: SECURITIES ACCOUNT CONTROL AGREEMENT
EX-99.4: PLEDGE AND SECURITY AGREEMENT
EX-99.5: LETTER AGREEMENT
EX-99.6: LETTER AGREEMENT

Item 1. Security and Issuer
     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Ad.Venture Partners, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036.
Item 2. Identity and Background
     This Statement is being filed by AILI Holding Corp., a Delaware corporation formed for investment purposes (the “SPC”). The business address for the SPC is c/o Mark Leben, 333 Stanley Avenue, Brooklyn, NY 11207. During the past five years the SPC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the SPC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mark Leben is the President and Treasurer of the SPC and is a member of the SPC’s board of directors. Mr. Leben’s business address is 333 Stanley Avenue, Brooklyn, NY 11207. Mr. Leben’s principal occupation is President of Stephanie Imports, Inc. , an entity engaged in import and wholesale business, and the business address for such entity is 333 Stanley Avenue, Brooklyn, NY 11207. During the past five years Mr. Leben has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years Mr. Leben has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Leben is a citizen of the United States.
     Michael Ribowsky is the Vice President and Secretary of the SPC and is a member of the SPC’s board of directors. Mr. Ribowsky’s business address is 10-912 Jamaica Avenue, Richmond Hill, New York 11418. Mr. Ribowsky’s principal occupation is self-employed attorney and his business address is 10-912 Jamaica Avenue, Richmond Hill, New York 11418. During the past five years Mr. Ribowsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years Mr. Ribowsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ribowsky is a citizen of the United States.
     Kelly B. Stotler is a member of the SPC’s board of directors. Mr. Stotler’s business address is c/o Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017. Mr. Stotler’s principal occupation is Senior Vice President for Laurus Capital Management, LLC, an entity engaged in fund management, and the business address for such entity is 335 Madison Avenue, 10th Floor, New York, New York 10017. During the past five years Mr. Stotler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years Mr. Stotler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stotler is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     On July 2, 2007, Laurus Master Fund, Ltd. (“Laurus”) purchased a $10.0 million promissory note from the SPC. The note matures on the earlier of August 31, 2007 and the completion of the arrangement (described in Item

4 below) and is repayable at such time by delivery of all the Issuer’s Common Stock and other assets held by the SPC. It is expected that upon maturity of the note, irrespective of whether the arrangement is completed, Laurus would obtain possession of all of the Issuer’s Common Stock held by the SPC. The business purpose for this loan was to permit Laurus to invest in the Issuer’s common stock, which it is prohibited from doing directly under the terms of its governing documents. On August 8, 2007, August 13, 2007 and August 24, 2007, the SPC purchased 433,307, 1,157,400 and 50,000 shares of the Issuer’s common stock, respectively, at respective per-share prices of $5.86, $5.86 and $[5.86] using the funds provided by the promissory note from Laurus.
Item 4. Purpose of Transaction
     The SPC acquired its shares of Common Stock for investment purposes. However, the SPC does intend to vote all of the shares in favor of the arrangement proposal and the other proposals described below..
     On March 13, 2007, the Issuer and its indirect wholly owned subsidiary, 6732097 Canada Inc., a corporation incorporated under the laws of Canada (the “Canadian Subsidiary”) and 180 Connect Inc., a corporation incorporated under the laws of Canada (“180 Connect”) entered into an Arrangement Agreement, amended by amendment no. 1 thereto dated July 2, 2007 and further amended by amendment no. 2 thereto effective August 6, 2007 (the “Arrangement Agreement”) pursuant to which the Issuer and the Canadian Subsidiary will acquire all of the issued and outstanding common shares of 180 Connect and assume the obligations (i) to issue shares of the Issuer’s common stock upon exercise of outstanding options and warrants to purchase common shares of 180 Connect, (ii) to issue shares of the Issuer’s common stock upon conversion of outstanding debentures convertible common shares of 180 Connect, and (iii) under outstanding stock appreciation rights of 180 Connect (the “Arrangement”). The Issuer’s Registration Statement on Form S-4 to register certain of the securities to be issued in the Arrangement was declared effective on August 9, 2007 and the related proxy statement/prospectus was mailed to the stockholders of the Issuer on August 10, 2007. A special meeting in lieu of an annual meeting of the stockholders of the Issuer has been scheduled for August 24, 2007 (the “2007 Meeting”). At the 2007 meeting, the stockholders of the Issuer will vote on the following proposals:
     (1) Arrangement Proposal: to adopt the Arrangement Agreement and approve the Arrangement;
     (2) Certificate Amendment Proposals:
•	To change the name of the Issuer to “180 Connect Inc.”;

•	To remove from the certificate of incorporation the Fifth Article, which relates to the operation of the Issuer as a blank check company prior to the consummation of a business combination, and to amend the classified board provisions of the Sixth Article to clarify when the terms of the three classes of directors expire;

•	To increase the authorized shares of common stock from 50,000,000 shares to 100,000,000 shares; and

•	to approve the authorization and issuance of a special voting share of the Issuer that will entitle the holder thereof to an aggregate number of votes, on any particular matter, proposition or question, equal to the number of exchangeable shares of the Canadian Subsidiary that are outstanding from time to time;
     (3) Long Term Incentive Plan Proposal: to adopt and approve the 2007 Long-Term Incentive Plan;
     (4) Auditor Selection Proposal: to ratify the selection by the board of directors of the Issuer of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2007; and

     (5) The Director Election Proposal — to elect three directors to serve in three separate classes until their successors are duly elected and qualified.
Item 5. Interest in Securities of the Issuer
     The SPC beneficially owns 1,640,707 shares of the Issuer’s Common Stock, or 14.6% of the Issuer’s Common Stock issued and outstanding as of the date of this report. The SPC is a corporation incorporated under the laws of the state of Delaware. The SPC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of all of such shares. During the past 60 days, the SPC has effected purchases as described in Item 3 above. As described in Item 3 above, it is expected that upon maturity of the note, irrespective of whether the arrangement is completed, Laurus would obtain possession of all of the Issuer’s Common Stock held by the SPC.
     Messrs. Leben and Ribowsky and Mr. Stotler are each deemed to beneficially own 1,640,707 shares of the Issuer’s Common Stock, or 14.6% of the Issuer’s Common Stock issued and outstanding as of the date of this report. The SPC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of all of such shares. Messrs. Leben and Ribowsky and Mr. Stotler have shared power to vote or direct the vote of, and to dispose or direct the disposition of all of such shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The shares of common stock of the Issuer purchased by the SPC were funded by the purchase of a $10.0 million promissory note that Laurus purchased from the SPC. The note matures on the earlier of August 31, 2007 and the completion of the arrangement (described in Item 4 above) and is repayable at such time by delivery of all the Issuer’s Common Stock and other assets held by the SPC. It is expected that upon maturity of the note, irrespective of whether the arrangement is completed, Laurus would obtain possession of all of the Issuer’s Common Stock held by the SPC. On July 10, 2007, Laurus and the SPC entered into a Pledge and Security Agreement pursuant to which the loan is secured by the shares of the Issuer’s common stock purchased by the SPC. If an event of default occurs under the promissory note, Laurus would have the right to collect the shares of the Issuer’s common stock that are pledged as collateral. [Please also include a description of any voting agreement(s) entered into in connection with the purchases by the SPC.]
     On August 8, 2007, Messrs. Balter and Slasky purchased an additional 853,709 and 341,484 shares of Common Stock, respectively. In connection with these purchases, Messrs. Balter and Slasky entered into a Letter Agreement with Satellite Asset Management (“Satellite”) and Ilan Slasky (the “Letter Agreement”) whereby Satellite agreed to vote all shares of Issuer’s Common Stock sold to Messr. Balter and Slasky “FOR” the adoption of each of the proposals described in Item 4 of this report.
     On August 8, 2007, August 13, 2007 and August 24, 2007, the SPC purchased 433,307, 1,157,400 and 50,000 shares of the Issuer’s common stock. In connection with these purchases, the SPC entered into separate Letter Agreements with DKR Soundstage Oasis Holding Fund Ltd. and the Baupost Group, L.L.C. whereby DKR Soundstage Oasis Holding Fund Ltd. and the Baupost Group, L.L.C. each agreed to vote all shares of Issuer’s Common Stock sold to the SPC “FOR” the adoption of each of the proposals described in Item 4 of this report.
Item 7. Material to Be Filed as Exhibits
     *Exhibit 99.1 Secured Promissory Note issued by AILI Holding Corp. to Laurus Master Fund, Ltd., dated July 2, 2007.
     *Exhibit 99.2 Escrow Agreement among AILI Holding Corp., Laurus Master Fund, Ltd. and Loeb & Loeb LLP, dated July 10, 2007.
     *Exhibit 99.3 Securities Account Control Agreement among AILI Holding Corp., Laurus Master Fund, Ltd. and Legend Merchant Group, dated July 10, 2007.

     *Exhibit 99.4 Pledge and Security Agreement between AILI Holding Corp. and Laurus Master Fund, Ltd., dated July 10, 2007.
     *Exhibit 99.5 Letter Agreement between AILI Holding Corp. and DKR Soundstage Oasis Holding Fund Ltd. dated August 14, 2007.
     *Exhibit 99.6 Letter Agreement between AILI Holding Corp. and the Baupost Group, L.L.C. dated August 13, 2007.

* Filed herewith

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2007
Date

By: AILI Holding Corp.

/s/ Mark Leben

Signature

Mark Leben, Chief Executive Officer

Name/Title

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Secured Promissory Note issued by AILI Holding Corp. to Laurus Master Fund, Ltd., dated July 2, 2007

99.2*	Escrow Agreement among AILI Holding Corp., Laurus Master Fund, Ltd. and Loeb & Loeb LLP, dated July 10, 2007.

99.3*	Securities Account Control Agreement among AILI Holding Corp., Laurus Master Fund, Ltd. and Legend Merchant Group, dated July 10, 2007.

99.4*	Pledge and Security Agreement between AILI Holding Corp. and Laurus Master Fund, Ltd., dated July 10, 2007.

99.5*	Letter Agreement between AILI Holding Corp. and DKR Soundstage Oasis Holding Fund Ltd., dated August 14, 2007.
99.6*	Letter Agreement between AILI Holding Corp. and the Baupost Group, L.L.C. dated August 13, 2007.

*	Filed herewith.